Exhibit 99.1

Sky Solar Announces Change of Independent Director and Formation of Independent Committee to Investigate Conduct of Form CEO

HONG KONG, June 16, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, announced  that Mr. Glen Wei resigned as an independent director of the Company effective as of June 14, 2017. Following the resignation, Mr. Xuelong Pei was appointed as an independent director of the Company effective as of June 15, 2017.  Mr. Pei is also appointed to serve on the audit committee, compensation committee and nominating and corporate governance committee of the Board.

Mr. Xuelong Pei has served as the Chief Executive Officer at Ganshang Corporation, General Manager at Jiangxi Electronic Group Corporation Ltd., and the head of legal department at Shanghai Juneyao (Group) Co., Ltd.  Mr. Pei has also served as a director at Shanghai Huarui Bank Co., Ltd.  Mr. Pei received his bachelor degree of law from Renmin University of China and his master degree of law from East China University of Political Science and Law.  Mr. Pei is a panel arbitrator at Shanghai International Arbitration Center and Shanghai Arbitration Center.

In addition, following the recommendation of the Management Committee, the Company established an independent committee on June 15, 2017 to investigate the conduct of former Chief Executive Officer Mr. Weili Su involving certain transactions and fund transfers which appear to lack proper board and audit committee authorization.  The independent committee consists solely of independent directors of the Company, namely Messrs. Qiang Zhan and Xuelong Pei, and is chaired by Mr. Qiang Zhan.  The independent committee is authorized to retain outside counsel and advisors to conduct the investigation.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholding.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com